Mail Stop 4561

      August 2, 2005

Xin Liu
Chairman and President
Bluepoint Linux Software Corp.
Xinyang Building, 4th Floor, Bagua 4th Road
Shenzhen, Guangdong  518029, P.R. China


	Re:	Bluepoint Linux Software Corp.
   Form 10-KSB for the Fiscal Year Ended
   December 31, 2004
		Filed April 29, 2005

Dear Mr. Liu:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Report of Independent Registered Public Accounting Firm, page F-1

1. It appears your independent registered public accounting firm has not dated the accountant`s report. Tell us how you considered the requirements of Article 2.02 of Regulation S-X to include a signed and dated report from your independent accounting firm.

302 Certifications

2. We note that paragraph 4 and 6 of your certifications required by
Exchange Act Rule 13a-14(a) appear to be inconsistent with the form provided in Exhibit 31 of Item 601 of Regulation S-B. Please explain how you concluded that these certifications are in compliance with this guidance.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







      You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Xin Liu
Bluepoint Linux Corp.
August 2, 2005
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